UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ACCEL ENTERTAINMENT, INC.

(Name of Issuer)

Class A-1 Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00436Q106

(CUSIP Number)

Derek Harmer Secretary Accel Entertainment, Inc. 140 Tower Drive Burr Ridge, Illinois 60527 (630) 972-2235	Per B. Chilstrom, Esq. Fenwick & West LLP 902 Broadway New York, NY 10010 (212) 430-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00436Q106

1	NAME OF REPORTING PERSON Clairvest Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,898,868(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,898,868(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,898,868(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.52%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Of these shares, 9,941,741 shares are owned by Clairvest Equity Partners V Limited Partnership, 1,887,457 shares are owned by Clairvest Equity Partners V-A Limited Partnership, and 5,069,670 shares are owned by CEP V Co-Investment Limited Partnership, each of which is an indirect subsidiary of Clairvest Group Inc.

(2)	Based on 86,569,067 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 15, 2023.

SCHEDULE 13D
CUSIP No. 00436Q106

1	NAME OF REPORTING PERSON Clairvest Equity Partners V Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,941,741(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,941,741(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,941,741(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.48%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of the Statement for additional information.

(2)	Based on 86,569,067 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 15, 2023.

SCHEDULE 13D
CUSIP No. 00436Q106

1	NAME OF REPORTING PERSON Clairvest Equity Partners V-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,887,457(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,887,457(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,887,457(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.18%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of the Statement for additional information.

(2)	Based on 86,569,067 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 15, 2023.

SCHEDULE 13D
CUSIP No. 00436Q106

1	NAME OF REPORTING PERSON CEP V Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,069,670 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,069,670 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,069,670 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of the Statement for additional information.

(2)	Based on 86,569,067 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 15, 2023.

SCHEDULE 13D
CUSIP No. 00436Q106

1	NAME OF REPORTING PERSON Gordon S. Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,758,686(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,758,686(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758,686(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Of these shares, 92,615 shares are held by the Gordon S. Rubenstein and Krista M. Ramonas Joint Revocable Trust, of which the Reporting Person is the trustee, 551,392 shares are held by the Gordon Rubenstein SEP IRA, and 1,708,525 shares are held by Fund Indy LLC, of which the Reporting Person is the sole Member.

(2)

The Reporting Person is party to a Mutual Support Agreement that requires him to vote his outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of the Statement for additional information.

(3)	Based on 86,569,067 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 15, 2023.

SCHEDULE 13D
CUSIP No. 00436Q106

1	NAME OF REPORTING PERSON Andrew H. Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,821,462(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,821,462(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,821,462(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.31%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Of these shares, 4,286,146 shares are held by Harry R, LLC, of which the Reporting Person is the sole Member.
(2)

The Reporting Person is party to a Mutual Support Agreement that requires him to vote his outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of the Statement for additional information.

(3)	Based on 86,569,067 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 15, 2023.

SCHEDULE 13D

Explanatory Note: This Amendment No. 3 (this “Amendment”) relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Clairvest Group Inc., CEP V Co-Investment Limited Partnership, Clairvest Equity Partners V Limited Partnership and Clairvest Equity Partners V-A Limited Partnership, each organized under the laws of Canada, Gordon S. Rubenstein, a U.S. citizen, and Andrew H. Rubenstein, a U.S. citizen (each, a “Reporting Person” and, collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on December 2, 2019 and as amended on January 15, 2020 and March 20, 2020 by Amendment No. 1 and Amendment No. 2, respectively (as filed and amended, the “Statement”), with respect to the Class A-1 Common Stock, par value $0.0001 per share, of Accel Entertainment, Inc., a Delaware corporation (“Accel” or the “Issuer”). Item 5 of the Statement is hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) – (b)

The following sets forth, as of the date of this Amendment, the aggregate number of shares of Class A-1 Common Stock and percentage of Class A-1 Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A-1 Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 86,569,067 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 15, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Clairvest Group Inc.(1)	16,898,868	19.52%	0	16,898,868	0	16,898,868
Clairvest Equity Partners V Limited Partnership	9,941,741	11.48%	0	9,941,74	0	9,941,741
Clairvest Equity Partners V-A Limited Partnership	1,887,457	2.18%	0	1,887,457	0	1,887,457
CEP V Co-Investment Limited Partnership	5,069,670	5.86%	0	5,069,670	0	5,069,670
Gordon S. Rubenstein; and	2,758,686	3.22%	0	2,758,686	0	2,758,686
Andrew H. Rubenstein	8,821,462	10.31%	0	8,821,462	0	8,821,462

(1)

Of the shares beneficially owned by Clairvest Group Inc., 9,941,74 shares are owned by Clairvest Equity Partners V Limited Partnership, 1,887,457 shares are owned by Clairvest Equity Partners V-A Limited Partnership, and 5,069,670 shares are owned by CEP V Co-Investment Limited Partnership, each of which is an indirect subsidiary of Clairvest Group Inc.

(c)	During the past 60 days, the Reporting Persons or Related Persons have effected the following transactions in the Issuer’s shares of Class A-1 Common Stock:

•	On March 14, 2023, Andrew H. Rubenstein received 27,831 shares of Class A-1 Common Stock in connection with the vesting and settlement of a restricted stock unit (“RSU”) granted on March 14, 2022.

•	On March 14, 2023, Gordon S. Rubenstein sold 400 shares of Class A-1 Common Stock in the open market at a weighted average price of $9.0075 per share.

•	On March 16, 2023, Andrew H. Rubenstein received 5,614 shares of Class A-1 Common Stock in connection with the vesting and settlement of an RSU granted on March 16, 2021.

•	On March 16, 2023, Gordon S. Rubenstein sold 11 shares of Class A-1 Common Stock in the open market at a weighted average price of $9.00 per share.

•	On March 31, 2023, Gordon S. Rubenstein sold 93,951 shares of Class A-1 Common Stock in the open market at a weighted average price of $9.0619 per share.

•	On April 3, 2023, Gordon S. Rubenstein sold 16,749 shares of Class A-1 Common Stock in the open market at a weighted average price of $9.08 per share.

•	On April 13, 2023, Andrew H. Rubenstein received 7,488 shares of Class A-1 Common Stock in connection with the vesting and settlement of an RSU granted on July 13, 2020.

The shares sold by Gordon S Rubenstein on March 14, March 16, 2023, March 31, 2023 and April 3, 2023 were sold in multiple transactions at various prices calculated into the weighted average prices set forth above. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price calculated into the weighted average prices set forth above.

(d)	None.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2023

CLAIRVEST GROUP INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CLAIRVEST EQUITY PARTNERS V-A LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2023

/s/ Gordon S. Rubenstein
Gordon S. Rubenstein

/s/ Andrew H. Rubenstein
Andrew H. Rubenstein